UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tejas Incorporated

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

879077105

(CUSIP Number)

Mr. Jeffrey Blumberg

DrinkerBiddleGardnerCarton

191 North Wacker Drive, Suite 3700

Chicago, Illinois 60606

(312) 569-1106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 Pages)

CUSIP NO. 879077105	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IBS Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 331,499
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 331,499
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 879077105	13D	Page 3 of 6

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D” or this “Statement”) is filed by IBS Capital LLC (“IBS”). The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value per share (the “Common Stock” or “Shares”), of Tejas Incorporated, a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 8226 Bee Caves Road, Austin, TX 78746.

The Shares of the Company beneficially owned by IBS are held directly by The IBS Turnaround Fund (QP) (A Limited Partnership) (the “QP Turnaround Fund”) (191,420 Shares); The IBS Opportunity Fund (BVI), Ltd., a British Virgin Islands international business company (the “Opportunity Fund”) (62,803 Shares); and The IBS Turnaround Fund (A Limited Partnership) (the “LP Turnaround Fund”) (77,276 Shares). The QP Turnaround Fund, the Opportunity Fund and the LP Turnaround Fund are collectively referred to in this Schedule 13D as the “Funds”. IBS is the general partner of the QP Turnaround Fund and the LP Turnaround Fund, and the investment manager of the Opportunity Fund.

On September 28, 2007, IBS Capital Corporation, a Massachusetts corporation, ceased to be the general partner of the QP Turnaround Fund and The LP Turnaround Fund, and ceased to be the investment adviser of the Opportunity Fund. On September 28, 2007, IBS became the general partner of the QP Turnaround Fund and the LP Turnaround Fund, and became the investment adviser of the Opportunity Fund.

Item 2.	Identity and Background.

IBS is a Massachusetts limited liability company. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

David A. Taft is the manager of IBS. His business address is One International Place, Suite 2401, Boston, Massachusetts 02110. His principal occupation is investing in securities. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

CUSIP NO. 879077105	13D	Page 4 of 6

Item 3.	Source and Amount of Funds or Other Consideration.

The Funds acquired the Shares of the Company owned by them in open market purchases made from time to time at various purchase prices. The source of the funds was the working capital of the purchasers.

Item 4.	Purpose of Transaction.

The Funds have purchased the securities of the Company for investment purposes. The Funds may make further purchases of shares of Common Stock or dispose of any or all of the shares of Common Stock held by them, although they have no current intention to do so. None of the persons identified in Item 2 has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such persons may, at any time from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Statement, IBS beneficially owns 331,499 Shares, which represents 6.9% of the Company’s Common Stock. IBS is the general partner of the QP Turnaround Fund and the LP Turnaround Fund, and the investment manager of the Opportunity Fund. The Funds directly hold the Shares as follows: QP Turnaround Fund, 191,420 Shares (4.0%); Opportunity Fund, 62,803 Shares (1.3%); and LP Turnaround Fund, 77,276 Shares (1.6%). The percentages used in this Statement are calculated based on 4,825,613 outstanding Shares, as reported in the Company’s Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2007.

(b) The information contained in table form in Rows 7 though 11 on page 2 hereof, which relates to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference. QP Turnaround Fund has the sole power to vote and dispose of the 191,420 Shares held by it, Opportunity Fund has the sole power to vote and dispose of the 62,803 Shares held by it; and LP Turnaround Fund has the sole power to vote and dispose of the 77,276 Shares held by it.

(c) During the 60 days prior to the date of the event requiring the filing of this Statement, the Funds did not engage in any transactions with respect to the shares.

(d)-(e) Inapplicable.

CUSIP NO. 879077105	13D	Page 5 of 6

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To IBS’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Inapplicable.

CUSIP NO. 879077105	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2007	IBS CAPITAL LLC

	By:	/s/ David A. Taft
David A. Taft, Manager